UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________

Commission File Number __________

Emera Incorporated

(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada	4911	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5151 Terminal Road

Halifax NS Canada

B3J 1A1

(902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

EUSHI Finance, Inc.

37 Route 236

Kittery Properties Suite 101

Kittery, ME 03904

(902) 428-6213

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Brian C. Curry Corporate Secretary 5151 Terminal Road Halifax Nova Scotia Canada B3J 1A1 (902) 428-6996	Christopher R. Bornhorst, Esq. Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 (212) 880-6000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, no par value	EMA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Emera Incorporated (the “Company” or the “Registrant”) is filing this registration statement on Form 40-F (this “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register its common shares (the “Common Shares”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the proposed listing of the Common Shares on the New York Stock Exchange (“NYSE”).

FORWARD LOOKING STATEMENTS

This Registration Statement, including the documents incorporated herein by reference, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable U.S. and Canadian securities laws (collectively, “forward-looking information”). The words “anticipates,” “believes,” “budget,” “could,” “estimates,” “expects,” “forecast,” “intends,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “targets,” “will,” “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

The forward-looking information in this Registration Statement, including the documents incorporated herein by reference, includes statements which reflect the current views of the Registrant’s management with respect to the Registrant’s objectives, plans, financial and operating performance, carbon dioxide emissions reduction goals, business prospects and opportunities. The forward-looking information reflects management’s current beliefs and is based on information currently available to the Registrant’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time(s) at which, such events, performance or results will be achieved. All such forward-looking information in this Registration Statement is provided pursuant to safe harbor provisions contained in applicable U.S. and Canadian securities laws.

The forward-looking information in this Registration Statement, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: the growth and diversification of the Registrant’s business and earnings base; future annual net income and dividend growth; expansion of the Registrant’s business; the expected timing and outcome of the pending sale of New Mexico Gas Company, Inc.; the expected compliance by Emera with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital investments; the nature, timing and costs associated with certain capital projects; the expected impact on the Registrant of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that the Registrant will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; the successful development of relationships with various stakeholders; the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the United States.

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather or global climate change, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to the Registrant’s systems; the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in solar, wind and hydro generation; continued natural gas activity; no severe and/or prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; no material adverse credit rating actions; expectations regarding the nature, timing and costs of capital investments of the Registrant and its subsidiaries; expectations regarding rate base growth; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect the Registrant’s operations and cash flows; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favorable labor relations; and sufficient human resources to deliver service and execute the Registrant’s capital investment plan.

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The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; change in law risk; operating and maintenance risks; changes in economic conditions; commodity price and availability risk; liquidity and capital markets risk; changes in credit ratings; future dividend growth, rate base growth, and adjusted earnings per common share growth, timing and costs associated with certain capital investments; challenges in the global economy; potential impacts of trade disputes and impositions of tariffs; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology that could reduce demand for electricity; climate change risk; weather risk, including higher frequency and severity of weather events; risk of wildfires; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; inflation risk; counterparty risk; disruption of fuel supply; country risks; supply chain risk; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental legislation, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; uncertainties associated with infectious diseases, pandemics and similar public health threats; market energy sales prices; labor relations; and availability of labor and management resources.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this Registration Statement and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, the Registrant undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare reports it files with the SEC in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, including those which are filed as exhibits to this Registration Statement, in accordance with U.S. generally accepted accounting principles.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.46, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts as Exhibit 99.47, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure – Common Shares” in the Annual Information Form dated February 21, 2025 for the year ended December 31, 2024, attached hereto as Exhibit 99.37.

LIQUIDITY AND CAPITAL RESOURCES

The information provided under the headings (a) “Off-Balance Sheet Arrangements” and (b) “Contractual Obligations” contained in the Registrant’s Management’s Discussion and Analysis dated February 21, 2025 for the year ended December 31, 2024, filed as Exhibit 99.38 hereto and with respect to clause (a) the information provided

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at note 28 (“D. Guarantees and Letters of Credit”) and note 33 (“Variable Interest Entities”), and with respect to clause (b) note 28 (“A. Commitments”) and note 26 (“Long-Term Debt”), to the Audited Consolidated Financial Statements as at and for the years ended December 31, 2024 and December 31, 2023, filed as Exhibit 99.39 hereto, are incorporated by reference herein.

NYSE CORPORATE GOVERNANCE

As a foreign private issuer, the Registrant is not required to comply with most of the NYSE corporate governance requirements to which the Registrant would be subject if it were a U.S. domestic issuer. The Registrant’s governance practices only significantly differ from those required of U.S. domestic issuers as described below.

Equity Compensation Plans. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the issuer has purchased in the open market are used. The Toronto Stock Exchange (“TSX”) rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market.

Share Issuances. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution of listed securities (including upon conversion or exchange of other securities) in excess of 25%. Shareholder approval is also required for private placements (i) for an aggregate number of listed securities (including upon conversion or exchange of other securities) greater than 25% of the number of securities outstanding prior to the transaction, at a price less than the “market price” (as defined in the TSX rules), (ii) that are to insiders and, during a six month period, exceed 10% of the number of listed securities (including upon conversion or exchange) outstanding at the beginning of that period, or (iii) that will result in a new holding by a security holder or group of securityholders of more than 20% of the outstanding voting securities of the issuer. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities.

The Registrant intends to comply with the TSX rules for equity compensation plans and share issuances as described above, in lieu of the corresponding NYSE rules.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant is concurrently filing an Appointment of Agent for Service of Process on Form F-X (the “Form F-X”) in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 1, 2025	EMERA INCORPORATED

	By:	/s/ Scott C. Balfour
Name: Scott C. Balfour
Title: President & Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Registration Statement:

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2023 (incorporated by reference to Exhibit 99.1 to the Registrant’s annual report on Form 40-F filed on February 26, 2024)

99.2	Annual MD&A for the year ended December 31, 2023 (incorporated by reference to Exhibit 99.2 to the Registrant’s annual report on Form 40-F filed on February 26, 2024)

99.3	Audited annual financial statements for the years ended December 31, 2023 and 2022 (incorporated by reference to Exhibit 99.3 to the Registrant’s annual report on Form 40-F filed on February 26, 2024)

99.4	News release dated February 26, 2024 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K filed on February 26, 2024)

99.5

Certificate of CEO in respect of Annual Information Form for the year ended December 31, 2023 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on February 26, 2024)

99.6

Certificate of CFO in respect of Annual Information Form for the year ended December 31, 2023 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K filed on February 26, 2024)

99.7	Earnings coverage ratio for the twelve months ended December 31, 2023 (incorporated by reference to Exhibit 99.3 to the Registrant’s report on Form 6-K filed on February 26, 2024)

99.8	Notice of Annual Meeting of Common Shareholders and Management Information Circular (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on April 12, 2024)

99.9	2023 Annual Report (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K filed on April 12, 2024)

99.10

Management’s Discussion and Analysis of financial position and results of operations as at and for the three month period ended March 31, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on May 15, 2024)

99.11

Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2024 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K filed on May 15, 2024)

99.12	Earnings coverage ratio for the twelve months ended March 31, 2024 (incorporated by reference to Exhibit 99.3 to the Registrant’s report on Form 6-K filed on May 15, 2024)

99.13	News release dated May 13, 2024 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K filed on May 15, 2024)

99.14	Certificate of CEO in respect of interim filings for the interim period ended March 31, 2024 (incorporated by reference to Exhibit 99.5 to the Registrant’s report on Form 6-K filed on May 15, 2024)

99.15	Certificate of CFO in respect of interim filings for the interim period ended March 31, 2024 (incorporated by reference to Exhibit 99.6 to the Registrant’s report on Form 6-K filed on May 15, 2024)

99.16	News release dated May 28, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on May 29, 2024)

99.17	News release dated June 28, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on June 28, 2024)

99.18	News release dated August 5, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on August 6, 2024)

99.19

Management’s Discussion and Analysis of financial position and results of operations as at and for the three and six month period ended June 30, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on August 12, 2024)

99.20

Unaudited Condensed Consolidated Interim Financial Statements for the three and six month period ended June 30, 2024 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K filed on August 12, 2024)

99.21	Earnings coverage ratio for the twelve months ended June 30, 2024 (incorporated by reference to Exhibit 99.3 to the Registrant’s report on Form 6-K filed on August 12, 2024)

99.22	News release dated August 9, 2024 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K filed on August 12, 2024)

99.23	Certificate of CEO in respect of interim filings for the interim period ended June 30, 2024 (incorporated by reference to Exhibit 99.5 to the Registrant’s report on Form 6-K filed on August 12, 2024)

99.24	Certificate of CFO in respect of interim filings for the interim period ended June 30, 2024 (incorporated by reference to Exhibit 99.6 to the Registrant’s report on Form 6-K filed on August 12, 2024)

99.25	News release dated September 18, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on September 19, 2024)

99.26	News release dated September 24, 2024*

99.27

Management’s Discussion and Analysis of financial position and results of operations as at and for the three and nine month period ended September 30, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on November 12, 2024)

99.28

Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month period ended September 30, 2024 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K filed on November 12, 2024)

99.29	Earnings coverage ratio for the twelve months ended September 30, 2024 (incorporated by reference to Exhibit 99.3 to the Registrant’s report on Form 6-K filed on November 12, 2024)

99.30	News release dated November 8, 2024 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K filed on November 12, 2024)

99.31	News release dated November 14, 2024*

99.32

Certificate of CEO in respect of interim filings for the interim period ended September 30, 2024 (incorporated by reference to Exhibit 99.5 to the Registrant’s report on Form 6-K filed on November 12, 2024)

99.33

Certificate of CFO in respect of interim filings for the interim period ended September 30, 2024 (incorporated by reference to Exhibit 99.6 to the Registrant’s report on Form 6-K filed on November 12, 2024)

99.34	News release dated December 4, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on December 10, 2024)

99.35	News release dated December 16, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on December 16, 2024)

99.36	Code of conduct dated January 1, 2025 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on January 28, 2025)

99.37	Annual Information Form for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s annual report on Form 40-F filed on February 21, 2025)

99.38	Annual MD&A for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.2 to the Registrant’s annual report on Form 40-F filed on February 21, 2025)

99.39	Audited annual financial statements for the years ended December 31, 2024 and 2023 (incorporated by reference to Exhibit 99.3 to the Registrant’s annual report on Form 40-F filed on February 21, 2025)

99.40

Certificate of CEO in respect of Annual Information Form for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K filed on February 21, 2025)

99.41

Certificate of CFO in respect of Annual Information Form for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K filed on February 21, 2025)

99.42	Earnings coverage ratio for the twelve months ended December 31, 2024 (incorporated by reference to Exhibit 99.3 to the Registrant’s report on Form 6-K filed on February 21, 2025)

99.43	News release dated February 21, 2025 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K filed on February 21, 2025)

99.44	News release dated March 19, 2025*

99.45	Notice of Annual Meeting of Common Shareholders and Management Information Circular (incorporated by reference to Exhibit 99.5 to the Registrant’s report on Form 6-K filed on April 9, 2025)

99.46	2024 Annual Report (incorporated by reference to Exhibit 99.6 to the Registrant’s report on Form 6-K filed on April 9, 2025)

99.47	Consent of Ernst & Young LLP*

*	Filed herewith.